ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199 WWW.ROPESGRAY.COM

August 24, 2020	Nathan D. Somogie
T +1 617 951 7326
nathan.somogie@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Primark Private Equity Investments Fund

File Nos. 333-239577; 811-23583

Ladies and Gentlemen:

We are filing today via EDGAR, pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 on behalf of Primark Private Equity Investments Fund, a Delaware statutory trust (the “Fund”).

Pursuant to Section 6 of the 1933 Act, we have calculated the Registration Fees and have wired such fees in the amount of $64,770.20 to the Securities and Exchange Commission.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 951-7326.

Very truly yours,

/s/ Nathan D. Somogie
Nathan D. Somogie

cc:	Michael Bell
Gregory C. Davis
Paulita A. Pike